SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 31, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on July 31, 2002

ING

PRESS RELEASE

Amsterdam, 31 July 2002

ING agrees on the acquisition of a 19.2% stake in Banco Bital (Mexico), and confirms USD 200 million investment

ING announced today, it has entered into an agreement with Grupo Financiero Bital for a 19.2% stake in Banco Bital, one of the leading retail banks in Mexico. This announcement follows a memorandum of understanding signed in March this year.

The USD 200 million investment will enable ING to further enhance its bancassurance strategy in Mexico. Closing of the transaction is, amongst others, subject to regulatory approvals. The transaction is expected to be completed in the fourth quarter of this year.

In 1998, ING entered into a bancassurance joint venture with Bital to enable ING to distribute its insurance products through Bital's branches. ING's 49% ownership in that joint venture is unaltered by today's announcement.

The co-operation between ING and Bital dates back to 1997, when both companies established Afore Bital, one of the largest pension funds in Mexico. In October 2000, ING acquired Bital's interests in Afore Bital.

Press enquiries:

Ward Snijders, ING Group, + 31 20 541 6522
Dianne Bernez, ING Americas, + 1 770 618 3910

Note for the editor:

ING's presence in Mexico: Besides the above-mentioned bancassurance joint venture and pension fund activities, ING acquired the insurance company Seguros Comercial America in 2001. With a 21% market share of the Mexican life and health insurance market and a 33% market share for property and casualty insurance, Comercial America is the largest insurance company in Mexico. Following the acquisition ING rebranded the company ING Comercial America. This rebranding also included Afore Bital. ING is also active in wholesale banking (ING Wholesale, formerly Barings) and in asset management (ING Investment Management).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________________

C. F. Drabbe
Assistant General Counsel

Dated: July 31, 2002